SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.


Date: February 18, 2002             Mr. Gerry A. Racicot
                                    President

                          [LOGO] Eiger technology inc.

            Eiger Technology Fiscal Q-1 Results - Cash Flow Positive

TORONTO, Feb.18 /CNW/ - Eiger Technology, Inc. (TSE: AXA, OTCBB: ETIFF), reported results for its first quarter ending December 31st, 2001. Revenues were $4.8 million compared with $9.7 million for the same period a year ago. The net loss was $0.8 million, or ($0.02) per diluted share, compared with a loss of $0.6 million or ($0.02) per diluted share for the same period a year ago.

Cash flow from operations was positive at $1.16 million for the quarter compared with negative cash flow of $1.26 million for the same period a year ago. Cash equivalents for the quarter increased to $7.2 million from $5.9 million at the end of fiscal 2001, as a result of an aggressive policy of accounts receivable collection and inventory reduction. In addition, accounts payable were reduced by $0.7 million during the quarter. Eiger continues to maintain strict and close attention to its cash flow as it pursues the corporate activity of realizing working capital from the public listing of both K-Tronik and ADH, corporate restructuring at Eiger Net and nurturing Onlinetel, Eiger's latest acquisition.

Gross margin for the quarter was 18.8%, an increase of 141% from fiscal 2001 margins of 7.8%. This improvement is a result of higher margins at K-Tronik and the increase in K-Tronik business, as a percentage of Eiger's total consolidated revenue.

Commenting on the quarter, Gerry Racicot, CEO of Eiger said, "We are pleased with the improvement of our first quarter despite the continued challenging environment for Eiger Net. All of our subsidiaries excluding Eiger Net were able to keep their costs in line, with improved margin overall. We are particularly pleased with the progress at K-Tronik, where gross margins improved dramatically to 33.8%. As a result of continued softness at Eiger Net and the computer peripheral market in general, we have taken the necessary steps to engage a Korean corporate restructuring firm to work with local management to coordinate the financial restructuring of Eiger Net and aggressively cut its ongoing losses accordingly. The restructuring specialist has extensive experience in Korean special situation businesses and will look to maximize the investment in Eiger Net, which will in turn maximize shareholder value."

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market and through its Eiger Net and K-Tronik facilities manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com


                                      -30-

For more information, please contact Roland P. Austrup, Vice-President (416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

330 Bay Street, Suite 602, Toronto, ON M5H 2S8 Phone: (416) 216-659
Fax: (416) 216-1164